UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

File No. 333-164086

ENVIRATRENDS INC.
(Name of issuer in its charter)

1900 Main Street Suite 312 Sarasota, FL	34236
(Address of principal executive offices)	(Zip Code)

Common Stock, No Par Value Per Share
(Title of each class of securities covered by this Form)

Common Stock, No Par Value Per Share
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 85

Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, our duty to file reports pursuant to Section 15(d) is automatically suspended for any year in which we have less than 300 stockholders of record.  We reserve the right to file such reports voluntarily in the future under Commission File No. 333--164086, and to post effectively amend our registration statement on Form S-1 under that file number and to be subject to filing such reports in any fiscal year on the first day of which we have 300 or more stockholders of record.

Pursuant to the requirements of the Securities Exchange Act of 1934, Enviratrends, Inc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

December 11, 2013	By:	/s/ Russell Haraburda
Russell Haraburda
Chief Executive Officer and Principal Executive Officer